UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Virgin Galactic Holdings, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
92766K106
(CUSIP Number)
Chamath Palihapitiya
SCH Sponsor Corp.
120 Hawthorne Avenue
Palo Alto, California 94301
(650) 521-9007
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with copies to:
Gregg A. Noel
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001-8602
(212) 735-3000
March 11, 2021
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92766K106	13D	Page 2 of 6 pages

1	Names of Reporting Persons SCH Sponsor Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person CO

CUSIP No. 92766K106	13D	Page 3 of 6 pages

1	Names of Reporting Persons Chamath Palihapitiya
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, BK
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,640,928
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,640,928
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,640,928
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.96%(*)
14	Type of Reporting Person IN

*
Percentage calculated based on dividing (a) the total number of shares of the Issuer’s common stock beneficially owned by Chamath Palihapitiya (7,640,928) by (b) the number of shares of the Issuer’s common stock outstanding on November 1, 2021 (258,011,211) as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

CUSIP No. 92766K106	13D	Page 4 of 6 pages

1	Names of Reporting Persons Ian Osborne
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,284,390
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,284,390
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,284,390
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.82%(*)
14	Type of Reporting Person IN

*
Percentage calculated based on dividing (a) the total number of shares of the Issuer’s common stock beneficially owned by Ian Osborne (7,284,390) by (b) the number of shares of the Issuer’s common stock outstanding on November 1, 2021 (258,011,211) as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

CUSIP No. 92766K106	13D	Page 5 of 6 pages

Item 1.	Security and Issuer.
This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on November 4, 2019, as amended to date (the “Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Virgin Galactic Holdings, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 166 North Roadrunner Parkway, Suite 1C, Las Cruces, NM 88011.
Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein as so defined.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:
The information set forth in Item 5(c) of the Schedule 13D is incorporated herein by reference.
Item 5.	Interest in Securities of the Issuer.
Items 5(a)-(b) of the Schedule 13D are hereby amended and supplemented by the following:
The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
(c)	Item 5(c) of the Schedule 13D is hereby amended to add the following:
Except as set forth below, none of the Reporting Persons effected any transactions in shares of Common Stock since the filing of Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on March 5, 2021.
On March 11, 2021, the Sponsor distributed its 8,000,000 warrants to purchase Common Stock to its members on a pro rata basis, including 3,881,106 and 2,666,667 warrants distributed to entities affiliated with Messrs. Palihapitiya and Osborne, respectively.  Such warrants had an exercise price of $11.50 per share.
On March 18, 2021, entities affiliated with Mr. Palihapitiya exercised warrants for 3,881,106 shares of Common Stock on a cashless basis, which resulted in the Issuer withholding 1,423,056 shares of Common Stock in lieu of paying the exercise price in cash. These shares were subsequently distributed on a pro rata basis to their partners, including 125,960 shares to ChaChaCha 2019 Trust DTD 9/20/2019 (the "ChaChaCha Trust"), which Mr. Palihapitiya may be deemed to control.
On July 14, 2021, entities affiliated with Mr. Osborne exercised warrants for 2,666,667 shares of Common Stock on a cashless basis, which resulted in the Issuer withholding 632,277 shares of Common Stock in lieu of paying the exercise price in cash.
On September 16, 2021, the ChaChaCha Trust donated 125,960 shares of Common Stock.
On November 11, 2021, the Sponsor distributed all 15,750,000 shares of Common Stock held by it as of such date to its members on a pro rata basis, including 7,640,928 and 5,250,000 shares distributed to entities affiliated with Messrs. Palihapitiya and Osborne, respectively.  After the distribution of the shares described herein, (a) the Sponsor no longer beneficially owned any shares of Common Stock, (b) Mr. Palihapitiya may be deemed to beneficially own 10,500,000 shares of Common Stock, and (c) Mr. Osborne may be deemed to beneficially own 7,284,390 shares of Common Stock.
(e) Item 5(e) of the Schedule 13D is hereby amended to add the following:
As of November 11, 2021, each of the Reporting Persons ceased to beneficially own more than five percent of the outstanding shares of Common Stock.

CUSIP No. 92766K106	13D	Page 6 of 6 pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 15, 2021

SCH Sponsor Corp.

By:	/s/ Chamath Palihapitiya
Name:	Chamath Palihapitiya
Title:	Managing Director

Chamath Palihapitiya

/s/ Chamath Palihapitiya

Ian Osborne

/s/ Ian Osborne